UOB KAY HIAN (U.S.) INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2020
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2020___ AND ENDING ___12/31/2020___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   UON Kay Hian (U.S.) Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   111 Dunnell Road, Suite 201
                              (No. and Street)

   Maplewood   NJ   7040

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Athena Kwai   973-313-2400
                                                              (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Friedman LLP

                          (Name -- if individual, state last, first, middle name)

   100 Eagle Rock Avenue Suite 200   East Hanover   NJ   7936
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Athena Kwai_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____UON Kay Hian (U.S.) Inc_____, as of _____December 31_____ 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

_____
President
Title

Cynthia M Mondino Feb 24, 2021
Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[x] (c) Statement of Income (Loss).

[x] (d) Statement of Cash Flows

[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[x] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[ ] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

[ ] (p) Report of Registered Public Accounting Firm on the Exemption Report Required by Rule 17a-5 Under the Securities & Exchange Act of 1934.

[x] (q) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS

FRIEDMAN LLP ®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our responsibility is to express an opinion on UOB Kay Hian (U.S.) Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to UOB Kay Hian (U.S.) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK INTERNATIONAL

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I ("Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of UOB Kay Hian (U.S.) Inc.'s financial statements. The supplemental information is the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

We have served as UOB Kay Hian (U.S.) Inc.'s auditor since 2009.

East Hanover, New Jersey
February 25, 2021

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 809,889
Accounts receivable	66,802
Receivable from affiliate	53,176
Due from clearing broker	240
Deposit with clearing broker	50,000
Operating lease right-of-use asset	30,071
Property and equipment - at cost, less accumulated depreciation	509
Other assets	36,981
	$ 1,047,668

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 127,392
Payable to affiliate	6,747
Operating lease liability	31,177
	165,316

Commitments and Contingencies

Liabilities subordinated to claims of general creditors	150,000

Stockholder's equity

Common stock, $1.00 par value; 550,000 shares authorized, issued and outstanding	550,000
Retained earnings	182,352
	732,352
	$ 1,047,668

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Revenues

Commissions	$ 1,361,914
Research services	921,889
Interest income	638
	2,284,441

Expenses

Employee compensation and benefits	1,047,299
Clearance charges	459,915
Professional fees	98,828
Occupancy	75,068
Communications	182,637
Regulatory fees	13,327
Research fees	252,302
Travel and entertainment	1,850
Depreciation and amortization	1,086
Interest expense	3,050
Other operating expenses	36,616
	2,171,978
Income before income taxes	112,463
Income taxes	2,042
Net income	$ 110,421

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, January 1, 2020	550,000	$ 550,000	$ 71,931	$ 621,931
Net income	-	-	110,421	110,421
Balance, December 31, 2020	550,000	$ 550,000	$ 182,352	$ 732,352

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities		
Net income	$	110,421
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation and amortization		1,086
Amortization for right-of-use asset		26,951
Changes in assets and liabilities		
Accounts receivable		(50,636)
Receivable from affiliate		9,384
Other assets		(246)
Accounts payable and accrued expenses		(737)
Payable to affiliate		(39,591)
Operating lease liability		(26,364)
Income taxes payable		(460)
Net cash provided by operating activities		29,808
Net increase in cash and cash equivalents		29,808
Cash and cash equivalents, beginning of year		780,081
Cash and cash equivalents, end of year	$	809,889
Supplemental cash flow disclosures		
Interest paid	$	3,050
Income taxes paid	$	2,487

See notes to financial statements.

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS**

Balance, January 1, 2020	$	150,000
Proceeds from subordinated notes		-
Repayment of subordinated notes		-
Balance, December 31, 2020	$	150,000

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New Jersey. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The Company engages in the distribution of research to institutional clients. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company has a branch office in Toronto.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk for Cash
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2020.

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Brokerage commissions:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research services:

The Company engages in the distribution of research to institutional clients. Research services meets the requirements of a contract. Although there is no formal contract, the customer and Company agree via word of mouth and through performance of the obligations (step 1). The contract contains only one revenue obligation, which is the agreed upon research to be performed (step 2). The revenue price for research services is variable and the amount of consideration is highly susceptible to factors outside of the Company's influence. There is uncertainty about the amount of consideration and when it will be resolved. Historically, there are research services contracts that are consistent period over period and are readily estimable while other research services contracts are not estimable. These contracts have a large number and broad range of possible consideration amounts (step 3). Contracts that are readily estimable are recognizable over the period of time in which the services were performed. These research contracts are generally performed in short periods of time (i.e. by month or quarterly - the Company does not historically have any contract periods over a year). For contracts that are not estimable, the revenue is recognizable at a specific point in time when the price becomes available (step 4 and 5).

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease Accounting

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases, which was adopted January 1, 2019. The Company is a lessee in a noncancellable operating lease for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate. If the implicit rate is not readily determinable, the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes

Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 25,719
Computer equipment	38,666
Office equipment	48,559
Leasehold improvements	45,560
	158,504
Less - Accumulated depreciation and amortization	157,995
	$ 509

3 - INCOME TAXES

The Company has federal net operating loss carryforwards of approximately $328,175 as of December 31, 2020, that may be applied against future taxable income which expire in various years through 2032. A valuation allowance has been established equal to 100% of the deferred tax asset totaling $70,391 at December 31, 2020.

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2020, the Company paid $423,065 in clearing charges. UOB Kay Hian Private Limited also provides research services. During the year ended December 31, 2020, the Company paid $252,302 in research fees to UOB Kay Hian Private Limited.

Receivable from affiliate represents commissions earned in December 2020 totaling $53,176.

Payable to affiliate totaling $6,747 as of December 31, 2020 consists primarily of research fees owed to UOB Kay Hian Private Limited.

5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement for $150,000 effective June 14, 2012 with its parent UOB-Kay Hian Holdings Limited. This renews every year unless on or before the thirteen months preceding the Scheduled Maturity Date, the lender notifies the broker-dealer that the maturity date is not extended. The loan has an interest rate of 2%, which is paid annually.

The loan was automatically extended per the agreement and will mature on June 30, 2022.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be eligible for repayment.

6 - LEASE COMMITMENTS

The Company leases office space in New Jersey for its main office at an annual rental of $25,500 from The Ridge Group, LLC. The current lease is expiring on February 28, 2021 and has been renewed for another six months through August 31, 2021.

The Company's Toronto branch leases office space under a tenancy agreement at an annual rental of $31,106 through December 2021. The Company has identified the Toronto lease as an operating

6 - LEASE COMMITMENTS (Continued)

lease. The discount rate used to present value the monthly lease expense is 6%, which has been determined as the Company's incremental borrowing rate.

The present value of future minimum rental payment are as follows:

Year Ending December 31, 2021	$ 32,212
Total undiscounted lease payments	$ 32,212
Less imputed interest	$ (1,035)
	$ 31,177

Rent expense, including real estate taxes and related costs, was approximately $73,000 for the year ended December 31, 2020.

7 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. Company contributions to the plan for the year ended December 31, 2020 total $7,270.

8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2019, the Company had net capital of $722,546 which exceeded requirements by $472,546. The ratio of aggregate indebtedness to net capital was 0.19 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2020

UOB KAY HIAN (U.S.) INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Computation of net capital

Total stockholder's equity	$	732,352
Additions		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		882,352
Deductions and/or charges		
Non-allowable assets		157,708
Net capital before haircut on securities positions		724,644
Haircuts on securities positions		
Canadian obligations		2,098
Net capital	$	722,546

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$	127,392
Operating lease liability		1,106
Payable to affiliate		6,747
Aggregate indebtedness	$	135,245

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	9,016
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	250,000
Excess net capital	$	472,546
Excess net capital at 120%	$	422,546
Ratio: Aggregate indebtedness to net capital		0.19 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2020)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	677,352
Increase resulting from December 31, 2020 audit adjustments, net		45,194
Net capital, as included in this report	$	722,546

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3 Report, in which (1) UOB Kay Hian (U.S.) Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Kay Hian (U.S.) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) UOB Kay Hian (U.S.) Inc. stated that UOB Kay Hian (U.S.) Inc. met the identified exemption provision throughout the most recent fiscal year without exception. UOB Kay Hian (U.S.) Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Kay Hian (U.S.) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

East Hanover, New Jersey
February 25, 2021

14

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide. DFK INTERNATIONAL



UOB Kay Hian (U.S.) Inc.

111 Dunnell Road, Suite 201
Maplewood, NJ 07040
Tel: 973-313-2400
Fax: 973-313-2403
www.uobkayhian.com

UOB Kay Hian (U.S.) Inc. Exemption Report

We as members of management of UOB Kay Hian (U.S.) Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(ii). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(ii), and

(2) We met the identified exemption provisions throughout the most recent fiscal year December, 31 2020 without exception.

UOB Kay Hian (U.S.) Inc.

I, Athena Kwai , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

February 24 , 2021